UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34767 / November 30, 2022

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In the Matter of   :
                                                              :
J.P. Morgan Exchange-Traded Fund Trust   :
J.P. Morgan Investment Management Inc.   :
JPMorgan Distribution Services, Inc.   :
                                                              :
                                                              :
277 Park Avenue   :
New York, New York 10172   :
                                                              :
                                                              :
(812-15383)   :
                                                              :
_____   :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940

J.P. Morgan Exchange-Traded Fund Trust, J.P. Morgan Investment Management Inc. and
JPMorgan Distribution Services, Inc. filed an application on September 6, 2022, and an
amendment to the application on October 27, 2022, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the
Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) The Funds (as defined below) to issue shares ("Shares") redeemable in
large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur
at negotiated market prices rather than at net asset value; (c) certain Funds to pay redemption
proceeds, under certain circumstances, more than seven days after the tender of Shares for
redemption; and (d) certain affiliated persons of a Fund to deposit securities into, and receive
securities from, the Fund in connection with the purchase and redemption of creation units. The
relief in the Order would incorporate by reference terms and conditions of the same relief of a
previous order granting the same relief sought by applicants, as that order may be amended from
time to time ("Reference Order").[1]

On November 3, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34747) (the "Notice"). The Notice gave interested persons an opportunity to

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[1]   Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and
33711 (December 10, 2019) (order).

request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of J.P. Morgan Exchange-Traded Fund Trust, et al. (File No. 812-15383),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.